UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K/A

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8606

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

VERIZON SAVINGS AND SECURITY PLAN FOR WEST REGION HOURLY EMPLOYEES

B.    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

VERIZON COMMUNICATIONS INC.

1095 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10036

Verizon Communications Inc. hereby supplements and amends its Form 11-K for the year ended December 31, 2002 to include the following exhibit as set forth in the page attached hereto:

Exhibit 99          Certifications

Pursuant to the requirements of the Securities Exchange Act of 1934, the Verizon Employee Benefits Committee has duly caused this amendment to be signed by the undersigned thereunto duly authorized.

VERIZON SAVINGS AND SECURITY PLAN FOR WEST REGION HOURLY EMPLOYEES

By:	/s/ Ezra D. Singer
Ezra D. Singer
(Chairman, Verizon Employee Benefits Committee)

Date:    June 26, 2003